Exhibit 99.1

ORBOTECH LTD.
Q2 2012 ORBOTECH EARNINGS CONFERENCE CALL
AUGUST 6, 2012, 9:00 AM EDT

CORPORATE PARTICIPANTS

 Adrian Auman, Orbotech Ltd. - Corporate VP, IR & Special Projects

 Rani Cohen, Orbotech Ltd. - President & CEO

 Doron Abramovitch, Orbotech Ltd. - Corporate VP & CFO

CONFERENCE CALL PARTICIPANTS

 Jim Ricchiuti, Needham & Co. - Analyst

 Andrew Uerkwitz, Oppenheimer - Analyst

 Olga Levinzon, Barclays Capital - Analyst

 Andrew Abrams, Avian Securities - Analyst

 Mahesh Sanganeria, RBC Capital Markets - Analyst

 PRESENTATION

 Operator

 Welcome to the Orbotech Q2 conference call. At this time, all participant lines are in a listen-only mode. (Operator Instructions). Today’s conference is being recorded. If you have any objections, you may disconnect at this time. And now I would like to turn the meeting over to Adrian Auman. Sir, you may begin.

 Adrian Auman - Orbotech Ltd. - Corporate VP, IR & Special Projects

 Good morning. This is Adrian Auman, Corporate Vice President at Orbotech. Joining me on the call today are Rani Cohen, President and Chief Executive Officer and Doron Abramovitch, Chief Financial Officer.

You should’ve all received a copy of the press release, which was issued earlier today. If you did not receive this release, please refer to Orbotech’s website at www.orbotech.com.

Now before starting the call, I would like to mention that certain statements that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words estimate, project, intend, expect, believe and similar expressions are intended to identify forward-looking statements.

And those forward-looking statements involve known and unknown risks and some uncertainties. Any factors could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such forward-looking information. Additional information regarding risk and uncertainties associated with the Company’s business are included in, but not limited to, the Company’s reports filed from time to time with the SEC. With that said, I would like to turn the call over to Rani Cohen.

  Rani Cohen - Orbotech Ltd. - President & CEO

 Thank you, Adrian. Hello, everyone. Thank you for joining us. After a slow start to the year, we are seeing an improved business environment and have more confidence in the updated guidance we provided at the end of June. This applies across our productlines -- PCB, ECM and FPD. We are pleased with our financial performance and discipline this quarter under difficult conditions. Our financial position remains strong and we continue to carefully control our operating expenditures. I will, of course, provide an update on the situation in Korea during the call.

Starting with the PCB, after a relatively weak June, we saw a pickup in orders in July. Our new Discovery 2 AOI system introduced in the second quarter has already generated nice order flow. Also this past month, we received multiple significant orders for our LDI systems from leading touchscreen manufacturers in Taiwan, Korea and China. This has given a major boost to our ECM efforts, which also had a relatively slow start to the year. We issued a separate release on this news today.

We remain very well-positioned to benefit from the strong global consumer demand for advanced mobile devices. Last quarter, we expected to see some recovery in the FPD industry beginning in the second half of this year 2012. Unfortunately, we had to revise those expectations until next year. This was one of the main reasons for our lowered guidance at the end of June.

Having said that, after low levels of capital spending in the first half of 2012, FPD manufacturers are beginning to report higher levels of planned capital expenditures. Move-in plans for new fab facilities, which were delayed, are now beginning to be firmed up. We believe that this will translate into new orders for the Company in the next few months.

I want to mention that our customer service operations continue to be a bright spot for the Company. We have been making a major effort in this area and service now represents a substantial portion of our revenues. At the same time, on a long-term basis, we continue to improve service profitability. We are gratified by this vote of confidence from our growing and expanding customer base.

As to our financial performance, our revenues were in line with the guidance we gave at the end of June. We continue to expect gross margins for the year to be in the range of 43% to 44% even though they were lower than that in the second quarter. We continue to generate strong cash flow and tightly control our operating expenses. Doron will elaborate on all of this in a minute.

Let me give you an update on what is happening in Korea. As we’ve previously reported, the Company’s Korean subsidiary and six local employees have been indicted in Korea and the investigation into the actions of employees of the Company and its subsidiaries outside Korea is ongoing.

The Company is disappointed and strongly disagrees with allegations made by the prosecutor and intends to defend itself and its employees vigorously. As we have said, Orbotech denies any criminal intent and it has confidence in the Korean judicial system and that the applicable facts and defenses will be given full and fair consideration. Because of the sensitive nature of this ongoing criminal matter, we will not take any questions today about this issue or our business in Korea. We appreciate your understanding.

As noted in our June 28 release, we expect revenues for 2012 to approximate $430 million to $450 million. I also mentioned earlier that we expect gross margins of 43% to 44% for the year and we plan to maintain operating expenses, excluding any expenses associated with the Korean matter, at approximately current levels. We are, of course, pleased that industry conditions seem to be improving and we look forward to better times ahead. I will now turn it over to Doron for a discussion of the financial aspects of the quarter.

 Doron Abramovitch - Orbotech Ltd. - Corporate VP & CFO

 Thank you, Rani. Let me start by giving you the basic numbers. Revenues for the second quarter of 2012 totaled $101.3 million compared to $100.2 million in the first quarter of 2012 and $153.4 million in the second quarter of 2011. GAAP net loss for the second quarter of 2012 was $800,000, or $0.02 per share, compared to GAAP net income of $1.6 million, or $0.04 per share diluted for the first quarter of 2012 and GAAP net income of $18.9 million, or $0.48 per share diluted in the second quarter of 2011.

Non-GAAP net income from continuing operations for the second quarter of 2012 was $3.1 million, or $0.07 per share diluted, compared to $21.8 million, or $0.56 per share diluted in the second quarter of 2011. The main differences between the GAAP and non-GAAP results for the quarter are stock compensation expenses and amortization of IP.

Sales of equipment to the PCB industry were $48.6 million in the second quarter of 2012 compared to $58.7 million in the second quarter of 2011. Sales of equipment to the FPD industries were $12.3 million in the second quarter of 2012 compared to $56.7 million in the second quarter of 2011.

In addition, service revenue for the second quarter of 2012 was a record $38.7 million compared to $37.9 million in the first quarter of 2012 and $36.4 million in the second quarter of 2011. Service continues to have a very positive impact on our business.

The mix of sales by product for the second quarter was PCB 78%, FPD 19% and recognition software 3%. Gross margins for the second quarter were 41.5%. The decrease in gross margins in the second quarter compared to Q1 was due to both revenue mix and product sales mix. Nevertheless, for the full year, we expect gross margins to be in the range of 43% to 44%.

During the second quarter, the Company incurred $2.3 million of expenses related to the Korean matter, which are recorded in the G&A expenses. The Company expects to continue to incur expenses associated with this matter for at least the second half of 2012. But due to the uncertain nature and timing of such proceedings, cannot predict the timing or amount of these expenses.

Our operating expenses for the second quarter, excluding the Korean matter expenses, were approximately $35 million, 5% lower than the first quarter of 2012 and reflect the steps we have begun to take at the beginning of the year to align our costs to our current expected revenues level for 2012. We plan to maintain OpEx at these levels for both Q3 and Q4 2012 and continue to tightly monitor spending.

Turning now to the balance sheet, our net cash, cash less debt, increased to approximately $199 million from $179 million at the end of the first quarter. This was driven by cash generated from operations of approximately $22 million during the second quarter.

Just to reiterate our guidance for 2012, we expect revenues for the year to approximate $430 million to $450 million. I also mentioned earlier that we expect gross margins of 43% to 44% for the full year and we plan to maintain operating expenses at approximately current levels, excluding, of course, any expenses associated with the Korean matter.

 Adrian Auman - Orbotech Ltd. - Corporate VP, IR & Special Projects

 We are now opening up the call for questions. Operator?

 QUESTION AND ANSWER

 Operator

 (Operator Instructions). Jim Ricchiuti, Needham & Company.

 Jim Ricchiuti - Needham & Co. - Analyst

 Thank you. Good afternoon. First question, I can appreciate you not being able to comment on the Korean legal matter, but, in your press release, you reference business activity in Korea. I was just hoping you might be able to give us a little bit of color on what you are seeing in both FPD and PCB because, again, given the fact that you do reference it in your press release.

 Rani Cohen - Orbotech Ltd. - President & CEO

 Hi, Jim. It’s Rani. I apologize, but other than what we said in the press release and what I said in my opening comments, I am really sorry, but I can’t give you any more than that. As you can probably appreciate, we are under legal guidelines.

 Jim Ricchiuti - Needham & Co. - Analyst

 Okay, okay. Rani, can you talk a little bit about the level of LDI shipments in the quarter and given the announcement on touchscreen and the wins there, can you maybe help us understand, for instance, what did the touchscreen applications represent of LDI in the quarter and how do you see the second half shaping up for LDI?

 Rani Cohen - Orbotech Ltd. - President & CEO

 Okay, first of all, Q2, we revenued 35 DI systems, which is a little bit lower than our -- than what we did in Q1. We don’t see that as something significant. It’s basically timing, delivery timing issues and things like that. So we believe that, in that aspect, in the normal and the PCB area, DI is ongoing as usual.

Regarding the touchscreen and ECM, first of all, you have to remember that that is not in the Q2 numbers. That was a Q3 -- those are things that are happening in Q3 and going forward and we see that as a very positive sign. As I said, we had a slow start. We thought that things would pick up faster, but it took us a little longer to get to revenues and I believe that this is a good sign of now that things are opening up and hopefully we will be able to see more activity of that towards the second half of the year and going forward.

It is difficult for me to give you an estimate on exact numbers and we don’t give the breakdown of exactly which customers we sell what to, but generally I think we are going to see a much, much better second half in the ECM area.

 Jim Ricchiuti - Needham & Co. - Analyst

 And then would that suggest that your overall LDI unit shipments in 2012 would be above 2011?

 Rani Cohen - Orbotech Ltd. - President & CEO

 Yes, hopefully. Again, it is hard to say now because these are new areas that we are working in; the timing is a little more difficult to predict. So it could slip a bit here and there and therefore I don’t know if it will all be -- we will be able to record all of it in 2012.

 Jim Ricchiuti - Needham & Co. - Analyst

 Okay, thanks a lot.

 Operator

 Andrew Uerkwitz, Oppenheimer.

 Andrew Uerkwitz - Oppenheimer - Analyst

 Thanks, guys. I just had a quick question. Could you kind of discuss a little bit the margin profile of the services business compared to the rest of the business?

  Doron Abramovitch - Orbotech Ltd. - Corporate VP & CFO

 Hi, Andrew. It’s Doron. The level -- the gross margin of the customer support is traditionally lower than the other two segments, so this is the part of the (inaudible) that you see in this report for this Q generated from this region.

 Andrew Uerkwitz - Oppenheimer - Analyst

 Okay, perfect. And then one other question I guess I had. You mentioned you saw some strength coming out of the quarter. Is there any particular region you are seeing that in or is it pretty broad-based?

 Rani Cohen - Orbotech Ltd. - President & CEO

 I would say it is pretty even. Obviously, most of our business, as you know, comes out of Asia and that is obviously where more strength is. Europe is weak, as we all know what is happening in Europe now and that obviously affects our business also, but Europe is not a very big part of our (multiple speakers).

 Andrew Uerkwitz - Oppenheimer - Analyst

 Yes, but anything specific to Asia?

 Rani Cohen - Orbotech Ltd. - President & CEO

 I think we see -- in Asia, we see a nice pickup in Japan, we see some good pickup in China, Taiwan, Korea. It is all over.

 Andrew Uerkwitz - Oppenheimer - Analyst

 Oh, okay.

 Rani Cohen - Orbotech Ltd. - President & CEO

 It is more or less evenly mixed. Again, I don’t have the exact breakdown by country, but it is more or less all over. We see good activity.

 Andrew Uerkwitz - Oppenheimer - Analyst

 All right, perfect. Thanks, guys. I appreciate it.

 Operator

 Olga Levinzon, Barclays.

 Olga Levinzon - Barclays Capital - Analyst

 Hi, thank you for taking my question. Just wanted to touch base again on the gross margin side. You talked about the dip from 1Q to 2Q on relatively flattish revenues being a function of mix. Looking at the proportion of each of your segments, the percentage of revenues, it’s actually remained pretty consistent, so I would love a little bit more color on, first of all, which product sets may have driven the decline and how do you see that shaping up for the second half of the year?

 Doron Abramovitch - Orbotech Ltd. - Corporate VP & CFO

 Hi, Olga. Second-quarter gross margin was 41.5% and total for the first quarter -- for the first half -- sorry -- it was a bit more than 43% and the decrease in the second quarter compared to the first one is a result of a combination of several elements. The first one is the higher service revenue, which I mentioned before, as a percent of the total revenue. You can see it in the report. It’s something like approximately $1 million more. So it’s effect -- this is the first effect. And like I said, the service income generally has lower gross margins than the equipment sales.

Also, the service profitability was somewhat lower than in Q2 than in Q1. To add on this one the product mix, in this quarter, we sold less upgrades in the FPD versus systems and in Q1, it was the opposite. So it is another issue that affected somehow the gross margin. And also the last issue is, in the PCB sales, as Rani mentioned, we sold a little bit less DIs, which affected the gross margin as well. So total, this completes the short analysis. We still believe that, for 2012, the total gross margin should be something like 43% to 44%. So if now we are in the level of 43%, we expect it to be similar or a bit more than this.

 Olga Levinzon - Barclays Capital - Analyst

 Got it, thank you. And then I guess on the full-year guidance, when you revised your guidance last month, I think the assumption was that PCB revenues would be roughly flattish year on year in 2012. Given the traction that you announced with the touchscreen customers on the ECM side, do you have a bit more confidence that that might actually grow or were you already embedding these wins when you provided the updated 2012 guidance?

 Rani Cohen - Orbotech Ltd. - President & CEO

 Olga, as I said in my opening comments, we have more confidence now. We gave you a range in the guidance and I think we feel more confident now that we will be able to be in the higher part of that range. The traditional PCB is going strong and if the ECM picks up like we expect, then we should be okay on that. But again, given the environment and the volatility that we are all seeing around us, I wouldn’t like to give you more than what we gave a month ago.

 Olga Levinzon - Barclays Capital - Analyst

 Got it. Thank you.

 Operator

 Andrew Abrams, Avian Securities.

 Andrew Abrams - Avian Securities - Analyst

 Yes, two things. First, I missed what you said in the gross margin mix about the FPD business. I think it was your third point. If you could kind of just review that one.

 Doron Abramovitch - Orbotech Ltd. - Corporate VP & CFO

 Yes, hi. This is Doron. What I said is the upgrade versus systems first quarter was a lot of upgrades this quarter. There were a few systems which generate a lower gross margin.

 Andrew Abrams - Avian Securities - Analyst

 Got it. And on an overall basis, you kind of indicated that the second half would see a little more activity in the LCD space. I wonder if you could kind of go through that. I realize that plans are being formulated for 2013. Are these orders that you are expecting this year for 2013 delivery or is this something kind of more short term than that?

 Rani Cohen - Orbotech Ltd. - President & CEO

 This is Rani. There is two aspects. One is the booking and the other is the revenue. We expect bookings to pick up in the second half of the year for plans that are being formulated now for move-in in 2013 and beyond. But we also expect the second half to be better in revenues compared to the first half because of things that we know are going on and expect to be delivered and revenued in the second half of this year.

 Andrew Abrams - Avian Securities - Analyst

 And are we talking about major projects or are we talking about kind of the stuff that we have seen before, which is adding a line here or converting equipment from one to the other and would this be more Chinese than anything else or can you give a little color there?

 Rani Cohen - Orbotech Ltd. - President & CEO

 Well, forward beyond the second half of this year, we are talking about expansions and capital investments that many companies are talking about. There has been talk about foreign companies investing in China and Chinese companies investing there in Japan. There has been all kinds of new things coming up, Japan display and so on. So all these things are now starting to shape up, as we said and hopefully we will be able to convert them into orders for beyond 2012.

In addition to that, in the second half of this year, there will be -- there will continue to be the activity of upgrades and changes, but also we see some -- a few, not too many investments in expansion of lines or new lines being put up. But most of the activity of new lines and the big new investments, we are talking about through 2013 and beyond.

 Andrew Abrams - Avian Securities - Analyst

 Got it. Thank you.

 Operator

 Mahesh Sanganeria, RBC.

 Mahesh Sanganeria - RBC Capital Markets - Analyst

 Thank you very much. I just wanted to follow up on that comment on the flat panel. So you are incrementally more positive. In the last guidance, you said the weakness will continue through the first half of 2013. Now you are sounding a little bit more bullish. Can you tell us a little bit -- can you relate this to the end demand? Is it more on the smartphone side or the TV side? What is driving this more incrementally positive outlook?

 Rani Cohen - Orbotech Ltd. - President & CEO

 Okay. Hi, this is Rani. I, first of all, want to put it in perspective. We are a little more bullish, but that doesn’t mean that 2013 things are going to grow 200%. So things are looking a little bit better than before, but still it is not -- we are not talking going back to levels of, I don’t know when, 2010 or something like that. And it is driven by a few things. It is driven by TV, which, in some places this year, is going to be not a good year for TV and people expect things to pick up next year. And also the small to mid screens, the amount of tablets, iPhones, smartphones, all those things and the fact that some manufacturers are now beginning to manufacture those displays on bigger glasses, which works also in our favor.

So it is a combination of all of the things and I want to put a disclaimer. It is all trends, it all can change as we saw in the past. It can all change quite rapidly. The way things are looking now, it looks a little bit better than what we saw a month or two ago. We are following it closely when we are, as we said, we are controlling our expenses very closely because things can change quickly, but we are more optimistic now and we will continue to monitor it.

 Mahesh Sanganeria - RBC Capital Markets - Analyst

 Okay, thank you very much.

 Operator

 (Operator Instructions). Sir, at this time, we have no further questions.

 Adrian Auman - Orbotech Ltd. - Corporate VP, IR & Special Projects

 Okay, thank you, everyone, for participating in the call. If you want, there is a lot of additional information on Orbotech available on our site, www.orbotech.com. Thank you very much and everyone have a nice day.

 Operator

 Thank you all for participating in today’s conference. You may disconnect at this time.